EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended June 30, 2000	Year Ended June 30, 2001	Year Ended June 30, 2002	Year Ended June 30, 2003	Year Ended June 30, 2004	Nine Months Ended March 31, 2005
Income before income taxes	$36,345	$45,124	$21,983	$32,870	$32,233	$28,715

Fixed charges:
Interest expense	731	1,065	987	923	1,441	3,163
Rentals:
Buildings, office equipment and other	175	158	278	310	367	392

Total fixed charges	$906	$1,223	$1,265	$1,233	$1,808	$3,555

Income before income taxes plus fixed charges	$37,251	$46,347	$23,248	$34,103	$34,041	$32,270

Ratio of earnings to fixed charges (A)	41.1	37.9	18.4	27.7	18.8	9.1

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense under operating leases the Company deems a reasonable approximation of the interest factor.